FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Significant Permitting Milestones at Lynn Lake Gold Project

Toronto, Ontario (March 6, 2023) – Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today announced that the federal Environmental Impact Assessment (“EIS”) for the Lynn Lake Gold Project (“Lynn Lake”) has been completed and a positive Decision Statement has been issued by the Minister of Environment and Climate Change Canada. As well, in accordance with the Environment Act, the Province of Manitoba has issued Environment Act Licenses for the MacLellan and Gordon sites.

“Achieving both of these important regulatory milestones for the Lynn Lake Gold Project represents a multi-year, collaborative effort by our team and our commitment to environmental sustainability,” said John A. McCluskey, President and Chief Executive Officer. “Lynn Lake is a significant opportunity to drive the future growth of our business in Canada, with the potential to increase our annual production to approximately 800,000 ounces of gold per year.”

Having achieved these milestones, the Company will continue obtaining other project related permits. The negotiation of formal agreements with directly affected First Nations will also continue.

Since the completion of the 2017 Feasibility Study on the Lynn Lake Project, exploration success around the Gordon and MacLellan deposits have driven a 27% increase in Mineral Reserves to 2.1 million ounces of gold (36.5 million tonnes (“mt”) grading 1.75 grams per tonne of gold (“g/t Au”)). This growth along with additional exploration success over the past several years will be incorporated into an updated Feasibility Study which is expected to be completed during the first half of 2023.

With a large underexplored land package with significant potential, exploration will remain a key ongoing focus with $5 million budgeted at the Lynn Lake Project in 2023. This includes 8,000 metres of drilling focused on several advanced regional targets, expansion of Mineral Reserves and Resources in proximity to the Gordon deposit, as well as targeting and evaluation of the Burnt Timber and Linkwood deposits. Burnt Timber and Linkwood contain Inferred Mineral Resources totaling 1.6 million ounces grading 1.1 g/t Au (44.4 mt) as of December 31, 2022 and represent potential future upside.

The other key area of focus for 2023 is the continued evaluation and advancement of a pipeline of prospective exploration targets within the 58,000-hectare Lynn Lake Property including the Tulune greenfields discovery and the Maynard target.

Qualified Persons

Chris Bostwick, FAusIMM, Alamos Gold’s Senior Vice President, Technical Services, has reviewed and approved the scientific and technical information contained in this news release. Chris Bostwick is a Qualified Person within the meaning of Canadian Securities Administrator’s National Instrument 43-101 (“NI 43-101”). The Qualified Persons for the National Instrument 43-101 compliant Mineral Reserve and Resource estimates are detailed in the following table.

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern

TRADING SYMBOL: TSX:AGI NYSE:AGI

Ontario, Canada and the Mulatos mine in Sonora State, Mexico. Additionally, the Company has a strong portfolio of growth projects, including the Phase 3+ Expansion at Island Gold, and the Lynn Lake project in Manitoba, Canada. Alamos employs more than 1,900 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Senior Vice President, Investor Relations
(416) 368-9932 x 5439

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

This news release contains or incorporates by reference “forward looking statements” and “forward-looking information” as defined under applicable Canadian and U.S. securities legislation. All statements, other than statements of historical fact, which address events, results, outcomes or developments that Alamos Gold Inc. (“Alamos” or “the Company”) expects to occur are, or may be deemed to be, forward-looking statements. Forward-looking statements are generally, but not always, identified by the use of forward-looking terminology such as “will”, “expect”, “potential”, “continue” or variations of such words and phrases and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved or the negative connotation of such terms.

Forward-looking statements in this news release include, but may not be limited to, statements, expectations and information pertaining to: the development of the Lynn Lake Gold Project; the Lynn Lake Gold Project’s potential to drive future growth of the Company’s business; the potential for an increase in the Company’s annual production of gold and the expected number of yearly ounces of increase per year that would be attributed to the Lynn Lake Gold Project if developed; the Company’s intent to continue obtaining other project related permits; the expected receipt of other project related permits; ongoing negotiations with affected First Nations; the expected completion of an updated Feasibility Study for the Lynn Lake Gold Project and the expected timing of its completion; intentions with respect to exploration, including budgets, targets and the potential future upsides relating to intended exploration; the potential expansion of Mineral Reserves and Resources in proximity to the Gordon deposit; the Company’s intent to target and evaluate the Burnt Timber and Linkwood deposits and the expected Inferred Mineral Resources and gold grades contained therein; expected focus on the continued evaluation and advancement of a pipeline of prospective exploration targets surrounding the Lynn Lake property; and, other statements that express management’s expectations or estimates of future plans and performance, operational, geological or financial results, estimates of amounts not yet determinable and assumptions of management.

Alamos cautions that forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by Alamos at the time of making such statements, are inherently subject to significant business, economic, technical, legal, political and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements and undue reliance should not be placed on such statements and information.

Risk factors that may affect Alamos’ ability to achieve the expectations set forth in the forward-looking statements contained in this news release include, but are not limited to: a decision not to develop the Lynn Lake Gold Project; not obtaining additional requisite permits required to proceed with the Lynn Lake Gold Project; issues arising from negotiations with affected First Nations; delays in completing an updated Feasibility Study for the Lynn Lake Gold Project; the actual results of intended exploration activities; conclusions of economic and geological evaluations; changes in project parameters as plans continue to be refined; operations may be exposed to serious illness, new epidemics and/or pandemics; the ongoing and potential future impact of the COVID-19 pandemic or any other new illness, epidemic or pandemic on the broader market; provincial and federal orders or mandates (including with respect to mining operations generally or auxiliary businesses or services required for the Company’s operations) in Canada; the duration of any ongoing or new regulatory responses to the COVID-19 pandemic or any other new illness, epidemic or pandemic; changes in federal, provincial and/or municipal legislation, regulations or controls; failure to comply with environmental and health and safety laws and regulations; labour and contractor availability (and being able to secure the same on favourable terms); disruptions in the maintenance or provision of required infrastructure and information technology systems; fluctuations in the price of gold or certain other commodities such as, diesel fuel, natural gas, and electricity; operating or technical difficulties in connection with mining or development activities, including geotechnical challenges and changes to production estimates (which assume accuracy of projected ore grade, mining rates, recovery timing and recovery rate estimates and may be impacted by unscheduled maintenance); changes in foreign exchange rates (particularly the Canadian dollar, U.S. dollar, Mexican peso and Turkish Lira); the impact of inflation; employee and community relations; litigation and administrative proceedings; disruptions affecting operations; availability of and increased costs associated with mining inputs and labour; inherent risks and hazards associated with mining and mineral processing including environmental hazards, industrial accidents, unusual or unexpected formations, pressures and cave-ins; the risk that the Company’s mines may not perform as planned; uncertainty with the Company's ability to secure additional capital to execute its business plans; the speculative nature of mineral exploration and development, risks in obtaining and maintaining necessary licenses, permits and authorizations, contests over title to properties; expropriation or nationalization of property; political or economic developments in

2 | ALAMOS GOLD INC

TRADING SYMBOL: TSX:AGI NYSE:AGI

jurisdictions in which the Company does now or may in the future carry on business; increased costs and risks related to the potential impact of climate change; the costs and timing of construction and development of new deposits; risk of loss due to sabotage, protests and other civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; and business opportunities that may be pursued by the Company.

For a more detailed discussion of other risk factors that may affect Alamos’ ability to achieve the expectations set forth in the forward-looking statements in this news release, see the Company’s latest 40-F/Annual Information Form and Management’s Discussion and Analysis, each under the heading “Risk Factors”, available on the SEDAR website at www.sedar.com or on EDGAR at www.sec.gov. The foregoing should be reviewed in conjunction with the information and risk factors and assumptions found in this news release.

Alamos disclaims any intention or obligation to update or revise any forward-looking statements, whether written or oral, or whether as a result of new information, future events or otherwise, except as required by applicable law.

Note to U.S. Investors – Mineral Reserve and Resource Estimates

Mineral Resource and Mineral Reserve estimates referenced in this news release are made in accordance with National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Mining disclosure in the United States was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the United States Securities Exchange Act of 1934, as amended. The U.S. Securities and Exchange Commission (the “SEC”) has adopted final rules, to replace SEC Industry Guide 7 with new mining disclosure rules under sub-part 1300 of Regulation S-K of the U.S. Securities Act (“Regulation S-K 1300”) which became mandatory for U.S. reporting companies beginning with the first fiscal year commencing on or after January 1, 2021. Under Regulation S-K 1300, the SEC now recognizes estimates of “Measured Mineral Resources”, “Indicated Mineral Resources” and “Inferred Mineral Resources”. In addition, the SEC has amended its definitions of “Proven Mineral Reserves” and “Probable Mineral Reserves” to be substantially similar to international standards.

Investors are cautioned that while the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under Regulation S-K 1300 and the CIM Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared or referenced the mineral reserve or mineral resource estimates under the standards adopted under Regulation S-K 1300. U.S. investors are also cautioned that while the SEC recognizes “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under Regulation S-K 1300, investors should not assume that any part or all of the mineralization in these categories will ever be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater degree of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable.

3 | ALAMOS GOLD INC